EXHIBIT 21 - Subsidiaries of Registrant of the Registrant

Subsidiaries of Legacy Communications Corporation
Name	State of Incorporation

AM Radio 790, Inc.	Utah
AM Radio 1370, Inc.	Utah
AM Radio 1440, Inc.	Utah
AM Radio 1470, Inc.	Utah
AM Radio 1490, Inc.	Utah
Americast Media Corporation	Utah
Diamond Broadcasting Corporation	Utah
Diamond Media, LLC	Utah
Sunset Communications Corporation	Utah
Tri-State Media Corporation	Utah